September 3, 2015

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Joel Parker
Jim B. Rosenberg
Christine Allen Torney

RE:	Kite Pharma, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 26, 2015 Form 10-Q for the Quarterly Period Ended March 31, 2015 Filed May 15, 2015 File No. 001-36508

Dear Messrs. Parker and Rosenberg and Ms. Torney:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 7, 2015 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 26, 2015 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the Commission on May 15, 2015 (the “Form 10-Q”), of Kite Pharma, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q and its other filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Item 1. Form 10-Q for the Quarter Ended March 31, 2015 Notes to the Consolidated Financial Statements

Note 3 – Significant Accounting Policies Revenues, page 8

1.	You state that you concluded that the Amgen Agreement should be accounted for as a single unit of account and that the $60 million of consideration is recognized in the same

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manner as the final deliverable, which is the research service. You further state that the deferred revenue is being recognized over a four-year period, which is the estimated period of performance for the research service. Please tell us how you considered your responsibility for the manufacturing and processing of Amgen program product candidates for a certain period following the completion of any Phase 2 clinical trials in reaching your conclusion.

Response: The Company reviewed the Amgen Agreement under Accounting Standards Codification 605-25 - Revenue Recognition – Multiple-Element Arrangements (“ASC 605-25”). Pursuant to ASC 605-25, the Company identified potential deliverables in consideration of the $60 million upfront payment, including, but not limited to, the license of certain Company intellectual property (“IP”), research and development (“R&D”) services, participation on the joint steering committee (“JSC”) and the manufacturing and processing services. However, as further discussed below, the Company concluded that the manufacturing and processing services represents a contingent deliverable and should be excluded from the initial measurement and allocation of the $60 million upfront payment.

The Company determined that the IP license, R&D services and participation on the JSC were qualified as a separate unit of accounting in accordance with ASC 605-25, as the R&D services, together with the IP license and JSC services, have stand-alone value to Amgen. Given Amgen’s product development expertise, these deliverables would potentially enable Amgen to progress separate product candidates through clinical trials and commercially.

In contrast, the manufacturing and processing services were determined to be a contingent deliverable because of the significant R&D risk and uncertainty associated with the development of the Amgen product candidates. None of the Amgen product candidates had been constructed and researched prior to the date of the Amgen Agreement. Significant pre-clinical research will be required to construct the Amgen product candidates and determine whether the Amgen product candidates may be assessed in clinical trials. Any commercial manufacturing and processing services are dependent on successful clinical results that would be highly uncertain and will take several years to generate. As stated in the Company’s Form 10-K and Form 10-Q, “Most product candidates that commence clinical trials are never approved as products.” Further, even if the Amgen product candidates are viable for the clinic or commercial use, Amgen has the right to transition manufacturing to Amgen or a mutually agreed upon designee of Amgen with a limited notice period to the Company.

Moreover, the Company determined that no significant and incremental discount exists in the pricing of the manufacturing and processing services if and when the services become a deliverable. The Company and Amgen are required to negotiate a separate supply agreement for any manufacturing and processing services. Separate fees will be paid by Amgen under the supply agreement that are separate and apart from the $60 million upfront payment. These fees will also be consistent with the estimated selling price. If the Company is using a contract manufacturing organization (“CMO”), the pricing would be consistent with the CMO’s price. Alternatively, if the Company is manufacturing the products, the Company would charge a separate manufacturing fee to Amgen that is unrelated to the $60 million upfront payment. In either case, no significant and incremental discount would be applied to the fee, so no portion of the upfront payment could be considered to be associated with the delivery of manufacturing and processing services.

In sum, any manufacturing and processing services are subject to significant uncertainty as they are dependent on the successful R&D of the Amgen product candidates, and any manufacturing and processing services will be paid for separately by Amgen. Accordingly, the manufacturing and processing services were not a deliverable of value as determined under ASC 605-25 and did not impact the revenue recognition of the $60 million upfront payment.

Item 2. Form 10-Q for the Quarter Ended March 31, 2015 Notes to the Consolidated Financial Statements

Note 13 – T-Cell Factory Acquisition, page 20

2.	Please tell us the following:

•	Why you have not recorded an intangible asset for any in-process research and development;

Response: The Company acquired no meaningful in-process research and development as a result of the acquisition of T-Cell Factory B.V. (“TCF”). TCF was formed in late August 2014 and through the date of acquisition on March 17, 2015, had incurred less than $0.6 million in total expenses, the majority of which related to the in-licensing of certain technologies and administrative expenses. At the time of the acquisition, no patent rights had been developed by TCF and no meaningful research had been completed by TCF. Any value that relates to TCF’s technology was properly included within the value of the license agreements, which were valued at approximately $3.0 million and recorded as a component of intangible assets acquired.

•	How your disclosure complies with ASC 805-30-50-1.c.2 and 3 and tell us why you have not included the contingent consideration liability in Note 4;

Response: While the Company did not include the contingent consideration liability disclosure in Note 4, the Company did include the disclosure of the contingent consideration amount in Note 13 in the Form 10-Q for the quarter ended March 31, 2015. Since the acquisition occurred late in the first quarter on March 17, 2015, the valuation was preliminary at the time of the Form 10-Q filing. The Company has since finalized the valuation and included contingent consideration liability disclosure in Note 4 in the Company’s Form 10-Q for the quarter ended June 30, 2015 filed on August 10, 2015 and the Company plans to include the disclosure in future reports.

•	How your disclosure complies with ASC 805-10-50-2h.

Response: ASC 805-10-50-2h requires the disclosure of revenue and earnings of the acquired company since its acquisition, as well as the revenue and earnings of the combined entity for the fiscal year as though the business combination had occurred as of the beginning of the fiscal year. However, TCF has not had any revenue since its inception in August 2014 and since its acquisition by the Company. Moreover, the Company performed an analysis of materiality of TCF’s operations. While not determinative, the acquisition was not considered a significant business combination pursuant to Section 11 of Regulation S-X that would require pro forma financial information. Additionally, TCF would have only contributed $0.2 million of incremental net loss, or approximately 1.4%, of the Company’s net loss for the quarter ended March 31, 2015 and less than $0.1 million, or less than 0.1%, of the Company’s net loss for the year ended December 31, 2014. The Company considers the TCF pro forma contribution immaterial and not meaningful or useful to the reader of the financial statements, and the Company plans to provide disclosure to this effect in its next quarterly report on Form 10-Q. The Company believes taking a position of considering materiality and determining the overall value of such disclosure was appropriate in this circumstance.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (310) 824-9999.

Sincerely,

Kite Pharma, Inc.

/s/ Cynthia M. Butitta

Cynthia M. Butitta, Chief Financial Officer and Chief Operating Officer

cc:	Arie Belldegrun, M.D., President, Chief Executive Officer and Chairman of the Board Charles Bair, Cooley LLP

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